WORLD POINT TERMINALS, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

(314) 889-9600

August 6, 2013

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attn:    Anne Nguyen Parker, Branch Chief

Re:	World Point Terminals, LP
Registration Statement on Form S-1
File No. 333-189396

Ladies and Gentlemen:

On behalf of World Point Terminals, LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on August 8, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WORLD POINT TERMINALS, LP

By:	WPT GP, LLC,
its general partner

By:	/s/ Steven G. Twele
Steven G. Twele
Vice President and Chief Financial Officer

cc:    Paul A. Novelly, World Point Terminals, LP

Sean T. Wheeler, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.